JSAT



8 2-5 1 1 1

CID-B-05-013

June 28, 2005

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attn: Filing Desk

SUPPL



SEC MAIL PROCESSING
RECEIVED
WASH., D.C.
192
SECTION

JSAT Corporation

File No. 82-5111

Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed is a copy of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Notice of Resolutions made at 21st Ordinary General Meeting of Shareholders (dated June 28, 2005)

Thank you for your attention and cooperation.

Yours faithfully,

Hideto Usa
General Manager
Corporate Communications & Investor Relations Division
Corporate Coordination Group
JSAT Corporation

PROCESSED
JUL 2 1 2005
THOMSON
FINANCIAL

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17・18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan
TEL +81-3-5219-7777 FAX +81-3-5219-7877

To All Shareholders:

JSAT Corporation

1-11-1 Marunouchi, Chiyoda-ku, Tokyo

June 28, 2005

Notice of Resolutions made at 21st Ordinary General Meeting of Shareholders

Dear Shareholder:

This is to inform you that the following items were reported or resolved at the 21st Ordinary General Meeting of Shareholders of JSAT Corporation, which was held today.

Sincerely,
Kiyoshi Isozaki, President and CEO

Items reported:

Item 1: Report on business Report, balance sheet and income statement for the 21st business year (from April 1, 2004 to March 31, 2005)

Item 2: Report on the consolidated balance sheet, consolidated income statement, and auditors' report by independent auditor and auditors' report by board of corporate auditors on consolidated financial statements for the 21st business year (From April 1, 2004 to March 31, 2005).

The substance of the foregoing financial statements and auditors' reports was reported at this meeting.

In addition, the aggregate number of shares repurchased and the aggregate amount paid for repurchase as at June 27, 2005 were reported at this meeting in connection with the repurchase of shares effected on the basis of a resolution of the Board of Directors held on June 1, 2005.

Items resolved:

Item 1: Approval of proposal for appropriation of retained earnings for the 21st business year

The proposal was approved as proposed. Amount of dividend was decided to be ¥3,000 per share.

Item 2: Amendment of Articles of Incorporation

This proposal was approved as proposed. Article 5 of the current Articles of Incorporation (Number of shares authorized to be issued) was amended to increase the number of shares authorized to be issued from 450,000 shares to 1,000,000 shares with a view to enabling JSAT to implement flexible financing policies by which JSAT may raise funds through, e.g., issuance of new shares and may make strategic alliances by way of, e.g., share exchange. As the total number of shares authorized to be issued had been decreased to 423,263.5 as a result of the cancellation of 26,736.5 treasury shares based on a resolution of the Board of Directors held on June 1, 2005, this amendment increased the total number of shares authorized to be issued to 1,000,000 shares.

Item 3: Appointment of nine directors

The proposal was approved as proposed. Directors Kiyoshi Isozaki, Yoshiro Aisaka, Masanori Akiyama, Yoichi Iizuka, Iwao Nakatani, Mamoru Ishida, Kohei Manabe and Bunji Shinoda were reappointed and assumed their offices, and Director Shigeru Ohashi was newly appointed and assumed his office. Directors Iwao Nakatani, Mamoru Ishida, Kohei Manabe, Bunji Shinoda and Shigeru Ohashi are outside directors, as stipulated in Article 188, Paragraph 2, Sub-paragraph 7-2 of the Commercial Code.

Item 4: Appointment of two corporate auditors

The proposal was approved as proposed. Masanori Hattori was appointed to replace retiring Corporate Auditor Kiyoaki Fujimoto and assumed his office, and Toshiaki Katsushima was newly appointed and assumed his office. Corporate Auditors Masataka Hattori and Toshiaki Katsushima are outside corporate auditors, as stipulated in Article 18, Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audit, Etc. of Corporations.

Item 5: Issuance of stock acquisition rights for incentive stock options

The proposal was approved as proposed. Issuance of up to 1,500 stock acquisition rights to acquire up to 1,500 shares of common stock with no consideration to the Company's directors, executive officers and certain employees as well as its subsidiaries' directors and certain employees was authorized pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code.

Item 6: Payment of severance benefits to retiring corporate auditors

The proposal was approved as proposed. Payment of severance benefits to a reasonable extent in amount to retiring Corporate Auditors Kiyoaki Fujimoto and Tamotsu Iba in accordance with standards prescribed by the Company was authorized, and the details of specific amounts and the timing and method of payment were entrusted to deliberations of the Corporate Auditors.

Note : This English translation should not be construed as a complete representation of the original notice written in Japanese, which shall prevail in the case of any discrepancy.